UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Alimera Sciences, Inc.

File No. 333-162782 - CF#24535

Alimera Sciences, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1/A filed on December 23, 2009.

Based on representations by Alimera Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.13	through December 23, 2019
Exhibit 10.14	through December 23, 2016
Exhibit 10.15	through December 23, 2012
Exhibit 10.16	through December 23, 2019
Exhibit 10.17	through December 23, 2019
Exhibit 10.25	through December 22, 2015
Exhibit 10.26	through March 19, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel